Exhibit 1.02

Hurco Companies, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This conflict minerals report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called conflict minerals that are necessary to the functionality or production of their products (“necessary conflict minerals”). “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten.

If a registrant can establish that the necessary conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (“DRC”) or adjoining country, or from recycled and scrap sources, the registrant must submit a specialized disclosure report under Form SD that describes the steps that the registrant took to determine the origin of the necessary conflict minerals in its products.

If a registrant knows or has reason to believe that any of the necessary conflict minerals in its products may have originated in the DRC or an adjoining country, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a conflict minerals report to the SEC that includes a description of those due diligence measures.

The report presented herein has not been audited by an independent private sector auditor, as the audit requirement is not applicable to this report.

Company Overview

This disclosure has been prepared by management of Hurco Companies, Inc. (herein referred to as “Hurco” the “Company”, “we,” “us,” or “our”). Hurco is an industrial technology company that designs and produces computerized machine tools, interactive computer control systems and software, machine tool components, and accessories for the worldwide metal cutting and metal forming industry.

Product Overview

Our products may contain necessary conflict minerals, such as our proprietary control systems that include printed circuit boards, connectors, liquid crystal displays, touch screens, and keypads. In addition, various components of our products, such as motors and drives and encoders contain electronic components that may contain conflict minerals. We determined that during the 2013 calendar year, we manufactured and sub-contracted to manufacture products that use purchased components containing conflict minerals and that the use of these minerals is necessary to the functionality or production of those products.

Supply Chain Overview

We rely on our direct suppliers to provide information on the origin of the conflict minerals contained in components which are used in our products. The methods we employed to determine the origin of conflict minerals in our products were:

•	Sending letters to our direct suppliers explaining the Rule and our disclosure obligations;
•	Soliciting survey responses from suppliers of components of our products, using a customized conflict minerals questionnaire;
•	Sending reminders and following up with suppliers that did not respond to our requests for information; and
•	Reviewing responses that we received from our suppliers.

Due Diligence Program

We conducted an analysis of our products and found that conflict minerals can be found in components we use in our products and are necessary to the functionality or production of those products. Therefore, we are subject to the reporting obligations of Rule 13p-1.

We have developed and are currently implementing a reasonable and documented due diligence process in an attempt to determine the use, source, chain of custody and origin of conflict minerals in our global product portfolio. Our due diligence measures have been designed to be consistent with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten. Additionally, we work closely with our suppliers to determine the potential use of conflict minerals in our supply chain and request our suppliers to conduct the necessary due diligence to provide us with proper verification of the source and chain of custody of the materials used in their products.

We have adopted and communicated to the public a company policy on conflict minerals. This policy can be found at the following website:

http://www.hurco.com/en-us/about-hurco/investors/Documents/Conflict_Minerals_Policy.pdf.

We have structured a task force comprised of individuals from various areas within the Company to support the process of supply chain due diligence. We have held meetings with management from various departments to identify products that are affected by the conflict minerals and mapped them to their respective suppliers. From the risks identified in our supply chain, we established a strategy to respond to those risks by strengthening governance and communication with suppliers.

As mentioned above in the Supply Chain Overview, we conducted a survey of our direct suppliers using a customized questionnaire. In some cases we received responses from suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”), known as the Conflict Minerals Reporting Template. We do not have direct relationships with the smelters and refiners in our supply chain, nor do we perform direct audits of the entities that provide our supply chain the conflict minerals. However, we do rely upon industry efforts to influence smelters and refineries to participate in the EICC/GeSI Conflict-Free Smelter Program.

Results

We sent the customized questionnaire to eight identified direct suppliers, and we received eight responses. Of these responses, two suppliers indicated that more time was needed to make a full determination of the origin of all conflict minerals in their supply chain.

As described above, components of our products contain conflict minerals that are necessary to the functionality or production of those products. Based on our good faith reasonable country of origin inquiry and due diligence process, we do not currently have sufficient information from our suppliers to determine the country of origin of the necessary conflict minerals in our products or to identify the facilities used to process the necessary conflict minerals in those products.

Using our supply chain due diligence processes, we hope to further develop transparency into our supply chain.

Continuous Improvement Efforts to Mitigate Risk

The due diligence discussed above is an ongoing process. As we continue to conduct due diligence on our products, we will continue to refine procedures to meet the goals and adhere to values set forth in our policy. We will continue to conduct and report annually on supply chain due diligence for the applicable conflict minerals. We will establish new terms and conditions in supplier contracts that stipulate responses to conflict mineral related inquiries and we will attempt to validate supplier responses using information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter Program.